SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For Immediate Release

Results of First Half 2008

Curitiba, Brazil, August 13, 2008 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits and distributes power to the State of Paraná, announces its first half results of 2008. All figures included in this report are in Reais and were prepared in accordance with Brazilian GAAP (corporate law method).

HIGHLIGHTS

• COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração e Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações), those of Compagas, Elejor, UEG Araucária and Centrais Eólicas do Paraná (companies in which COPEL retains a majority stake). From January 2008 on, Dominó Holdings started to be partially consolidated (45%).

• Net operating revenues for the 1H08: R$ 2.668.5 million – a 8.0% increase compared to the 1H07.

• Operating income: R$ 939.0 million, up 11.6% year-on-year.

• Net income: R$ 613 million (R$ 2.24 per share). – 16.9% variation versus the 1H07. In the 2Q08 alone, net income reached R$ 357.5 million.

• EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,039.3 million. In the 2Q08 alone, EBITDA stood at R$ 591.7 million.

• Return on net equity: 8.5% .

• Total power consumption billed by COPEL to captive customers rose 5.9 % over the second quarter last year. The grid market increased 6.7% .

• By the end of the 1H08, COPEL’s shares appreciated at the following rates

o CPLE3 (common/Bovespa) = 8.5%

o CPLE6 (preferred B/Bovespa) = 21.6%

o ELP (ADR/Nyse) = 34.3%

o XCOP (preferred B/Latibex) = 23.1%

Companhia Paranaense de Energia – COPEL
1H2008 Earnings Release

1. Main Events

Net income:

     In the first half of 2008, COPEL recorded net income of R$ 613.0 million, which corresponded to R$ 2.24 per share.

Rate Review:

     ANEEL has ratified, under Resolution 663/08, the result of COPEL's second Periodic Rate Review. COPEL’s rates to final customers were cut by 3.35%, as of July 24, 2008, which corresponded to a reduction of 7.17% in connection with the rate review partially offset by a 3.83% increase in connection with financial components outside the range of the rate review.

     It is important to point out that, due to the withdrawal of the external components from the rate basis taken into account in the July 24, 2007 rate review, customers will be charged an average increase of 0.04% from July 24, 2008 to July 23, 2009.

Power Consumption by Customer Category:

     Power consumption by the captive market billed by COPEL grew 5.9% in the first half of 2008. The following variations were recorded in the consumption of the Company’s main customer categories: residential customers, 4.3%; commercial customers, 5.3%; industrial customers, 8.8%; and rural customers, 6.0% . The following charts feature the monthly power consumption billed by COPEL from 2006 to 2008:

Installation License for the Mauá Hydroelectric Power Plant:

     This 361 MW project belongs to Consórcio Energético Cruzeiro do Sul, a partnership between COPEL (with a 51% interest) and Eletrosul (with a 49% interest).

     On March 24, 2008, the Environmental Institute of Paraná (IAP) issued the Installation License for the Mauá Hydroelectric Power Plant, located on the Tibagi River, in the State of Paraná. On May 16, 2008, the Regional Federal Court reinstated a preliminary injunction issued by a federal judge in Londrina (State of Paraná) which made the issue of installation licenses for power plants and dams on the Tibagi River conditional upon an integrated environmental assessment of the entire river basin. On July 18, 2008, however, the chief justice of the Superior Court of Justice suspended the injunction which had interrupted the work on the Mauá Power Plant, allowing construction to begin.

Restructuring:

     COPEL’s 172nd Extraordinary Shareholders’ Meeting, held on April 18, 2008, approved the changes proposed to adjust and reorganize the scope of the Company’s activities. The main changes include the creation of a Chief Engineering Office, which will be in charge of new power generation and transmission projects, with or without third-party participation.

BOVESPA’s Level 1 of Corporate Governance:

     On May 7, 2008, COPEL’s stock officially became a part of the São Paulo Stock Exchange's Level 1 of Corporate Governance. The Company’s securities are now part of a market segment which includes only public companies which are formally committed to transparent management and to the principles of corporate governance, including observance and practice of such values as ethics and social-environmental responsibility.

New Code of Conduct:

     COPEL has made the new version of its Code of Conduct available to public review, from May 16 to June 6, 2008, in order to obtain feedback to further develop the new Code. This version has been prepared by the Ethical Guidance Council, based on suggestions made from an external point of view, in compliance with the best corporate governance practices. The new Code is available on COPEL’s website.

ANEEL Customer Satisfaction Index (IASC):

     ANEEL’s Customer Satisfaction Index (IASC), which is a survey of customers’ perception of the performance of the 64 power distribution utilities which operate in Brazil, reached 65.39 out of 100 in 2007. This was the highest overall rating ever achieved by IASC since its inception, in 2000. COPEL rated 70.87 in the category of distribution utilities with over 400 thousand customers. This year’s rating surpassed that of the previous year (69.96), when COPEL ranked 1st place.

GRI raises the grade of COPEL’s Annual Report:

     On July 28, 2008, the Company received a message from the Global Reporting Initiative (GRI) concerning the review of its annual management and sustainability report for 2007, which was graded A+ in terms of compliance with sustainability criteria.

ABRADEE awards COPEL as the Best Power Distribution Utility in Southern Brazil:

     COPEL has won the ABRADEE Award for Best Power Distribution Utility in Southern Brazil with over 500 thousand customers. The ABRADEE award has been held annually by the Brazilian Association of Power Distribution Utilities since 1999. COPEL has since then won 11 awards in different categories, including 3 awards for best distribution utility in Brazil and 3 awards for best utility in Southern Brazil.

Sale of Electricity to Free Consumers:

     COPEL participated in bids held by several free consumers from April to July 2008. COPEL Geração e Transmissão S.A. won these bids, which totaled 162 average MW of sold energy, for delivery as of 2013 and with a duration of 6 to 8 years. COPEL also took part in the energy purchase auction held by CEMIG on April 28, 2008, when sold 300 average - MW for delivery in 2013 and 250 average - MW for delivery between 2014 and 2017. This energy will be delivered to the southern submarket.

Carbon credits:

     On May 31, 2008, the United Nations approved the registration process of the Jordão River Power Complex - comprising the Santa Clara and Fundão power plants - as a Clean Development Mechanism, i.e., a project which avoids the emission of pollutants and greenhouse gases. By generating power in a clean manner, the Jordão River power plants are entitled to carbon credits which may be traded on the market. This is the first hydroelectric project in Brazil to be certified to trade carbon credits.

2. Human Resources

COPEL’s workforce at the end of the first half of 2008 amounted to 8,197 employees assigned to the Company’s wholly-owned subsidiaries as follows:

COPEL Geração e Transmissão = 1,478 employees
COPEL Distribuição = 6,363 employees
COPEL Telecommunicações = 328 employees
COPEL Participações = 28 employees

As of June 2008, COPEL Distribuição recorded a customer-to-employee ratio of 543.

Compagas, Elejor and UEG Araucária, companies in which COPEL holds a majority interest, had 84, 6 and 3 employees, respectively.

3. Operating Performance

Energy Consumption:

     Captive consumption billed by COPEL Distribuição totaled 9,714 GWh, 5.9% up year on-year, while total billed consumption (including free customers supplied by COPEL Geração e Transmissão and supplies to other distributors in the State of Paraná by COPEL Distribuição) came to 10,555 GWh, up by 4.4% . This was chiefly due to a combination of the following factors:

(i) the healthy performance of the agricultural sector and high prices of commodities, which pushed up farmers’ earnings;
(ii) growth in the domestic market, mainly driven by the increase in disposable income, in turn fueled by expanded credit, social programs and successive increases in the minimum wage;
(iii) higher exports of certain items, especially agricultural produce; and
(iv) the creation of 109,000 new registered jobs in the State of Paraná in the first six months of 2008.

     Residential consumption, which accounted for 27.5% of the captive market, grew by 4.3% and average consumption per residential consumer stood at 163.1 kWh/month, up by 2.2% year-on-year. In June, 2008, a total of 2,725,155 residential customers were supplied.

     Industrial consumption (excluding free consumers) totaled 3,307 GWh, equivalent to 34.0% of the captive market and 8.8% higher than in the 1H07. This was the best performance among COPEL’s consumption categories and was mostly pushed by the motor vehicles, machinery and equipment, publishing, printing, and pulp and paper industries. In June 2008, a total of 60,090 captive consumers were billed.

     Commercial consumption stood at 1,973 GWh, up by 5.3% and accounting for 20.3% of COPEL’s captive market. In June 2008, 289,564 customers were billed.

     The rural segment, which accounted for 8.5% of COPEL’s captive market, moved up 6.0% to 825 GWh. Monthly consumption per consumer averaged 410.1 kWh, an increase of 4.8% . A total of 335,277 costumers were billed. The other consumption segments (government, public lighting, public services and own consumption) totaled 942 GWh, 2.1% up year-on-year and equivalent to 9.7% of the captive market.

     Billed consumption by free consumers supplied by COPEL Geração e Transmissão declined by 16.0% due to the termination of certain contracts.

Energy Consumption:

						GWh
Segment	2Q08	2Q07	% Var.	1H08	1H07	% Var.
	(1)	(2)	(1 / 2)	(3)	(4)	(3 / 4)
Residential	1,321	1,277	3.4	2,667	2,557	4.3
Industrial	1,704	1,567	8.7	3,307	3,038	8.8
Commercial	972	926	5.0	1,973	1,875	5.3
Rural	396	377	5.0	825	779	6.0
Other	477	470	1.5	942	923	2.1
Total Captive Customers	4,870	4,617	5.5	9,714	9,172	5.9
Free Customers – Copel Geração e Transmissão	290	358	(19.0)	594	708	(16.0)
Total Supply to Final Customers	5,160	4,975	3.7	10,309	9,879	4.3
Wholesale – State of Paraná	126	118	6.8	247	234	5.6
TOTAL	5,286	5,093	3.8	10,555	10,113	4.4

COPEL Distribution’s Grid Market:

COPEL Distribuição’s grid market, comprising the captive market, supply to other distributors in Paraná and all free consumers in the Company’s concession area, increased 6.7% year-on-year in the 1H08.

						GWh
Market	2Q08	2Q07	% Var.	1H08	1H07	% Var.
	(1)	(2)	(1 / 2)	(3)	(4)	(3 / 4)
Grid Market (TUSD)	5,843	5,525	5.8	11,682	10,947	6.7

4. Financial Performance

Revenues:

     In the 1H08, net operating revenue reached R$ 2,668.5 million, 8.0% higher than the R$ 2,469.7 million, registered in the 1H07.

Highlights:

(i) an 11.7% increase in supply revenue (which reflects only the revenue from the sale of energy, excluding COPEL’s distribution grid tariff – TUSD), mainly due to the growth of the electricity market.

(ii) a 9.1% drop in the account “electricity sales to distributors” as a result of the lower revenue from bilateral agreements and from sales to the short term (CEEE).

(iii) a 1.7% increase in electricity network availability, which is composed of the distribution grid tariff (TUSD), the basic transmission network and the network connection revenue, chiefly due to tariff adjustments.

(iv) a 23.3% upturn in telecommunications revenue thanks to new clients and the higher volume of services provided for existing clients;

(v) a 9.1% rise in gas sale revenue resulting from the growth in the third-party gas distribution segment (Compagas) and tariff adjustment in the period; and

(vi) (vi) a 89.6% increase in other operating revenue due, mainly, to revenue from the leasing of UEG Araucária to Petrobras, in the amount of R$ 22.4 million, and to revenues from the provision of operation and maintenance (O&M) services, in the amount of R$ 5.3 million. Despite the increase in revenue, UEG Araucária was shut down from January 13 to May 2, 2008 as a result of the damage in one turbine and the anticipation of the scheduled revision. Therefore, as of May 2, UEG Araucária is at the disposal of Petrobras, which, pursuant to the regulations of the ONS, began using the partial power available.

Gross Income Statement:

Gross Income Statement	2Q08	1Q08	2Q07	Var.%	1H08	1H07	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues	2,020,800	1,989,579	1,978,479	2.1	4,010,379	3,846,305	4.3
Electricity sales to final customers	735,592	718,669	675,891	8.8	1,454,261	1,302,373	11.7
Residential	230,581	232,199	214,991	7.3	462,780	421,128	9.9
Industrial	269,939	249,297	242,236	11.4	519,236	450,861	15.2
Commercial	151,044	153,143	139,425	8.3	304,187	275,389	10.5
Rural	29,448	32,743	27,009	9.0	62,191	55,929	11.2
Other	54,580	51,287	52,230	4.5	105,867	99,066	6.9
Electricity sales to distributors	307,659	316,616	387,226	(20.5)	624,275	687,119	(9.1)
Use of transmission grid	852,540	850,237	822,380	3.7	1,702,777	1,674,944	1.7
Residential	254,686	263,605	259,067	(1.7)	518,291	528,909	(2.0)
Industrial	303,392	282,762	288,708	5.1	586,154	558,480	5.0
Commercial	164,395	171,560	166,256	(1.1)	335,955	341,087	(1.5)
Rural	32,943	37,161	32,693	0.8	70,104	70,527	(0.6)
Other	60,285	58,204	62,923	(4.2)	118,489	124,206	(4.6)
Main transmission grid	36,839	36,945	12,733	189.3	73,784	51,735	42.6
Telecom revenues	19,183	17,594	14,724	30.3	36,777	29,830	23.3
Piped gas distribution	70,471	59,491	61,584	14.4	129,962	119,173	9.1
Other	35,355	26,972	16,674	112.0	62,327	32,866	89.6

Deductions from Operating Revenues:

     The following table shows the legal deductions from COPEL’s operating revenues:

							R$'000
Deductions from Operating	2Q08	1Q08	2Q07	Var. %	1H08	1H07	Var. %
Revenues	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
ICMS	395,463	386,960	377,288	4.8	782,423	740,100	5.7
PASEP and COFINS	190,331	189,129	183,822	3.5	379,460	359,025	5.7
RGR	14,583	14,026	14,965	(2.6)	28,609	28,685	(0.3)
CDE	52,240	47,344	44,285	18.0	99,584	91,759	8.5
CCC	690	24,115	72,242	(99.0)	24,805	128,105	(80.6)
P&D and PEE	13,016	12,965	14,469	(10.0)	25,981	27,989	(7.2)
Other	507	482	427	18.7	989	894	10.6
TOTAL	666,830	675,021	707,498	(5.7)	1,341,851	1,376,557	(2.5)

Net Operating Revenue:

     In the 1H08, COPEL’s net operating revenue totaled R$ 2,668.5 million, an increase of 8% versus the R$ 2,469.7 million registered in the 1H07.

Operating Costs and Expenses:

     In the 1H08, total operating costs and expenses reached R$ 1,834.6 million, 14% higher than the R$ 1,609.7 million registered in the 1H07. The main highlights in the period were as follows:

(i) a 31.6% increase in “electricity purchased for resale” chiefly due to the following factors: reversal of R$100.9 million in the first quarter of 2007 related to CIEN’s cancelled bills (non-recurring effect), and the higher cost of acquisition of energy from the CCEE, the auctions and Itaipu. This expense increase was partially offset by the end of the agreement with CIEN. The main amounts booked were: R$ 237.1 million from ITAIPU, R$ 52.8 million from ITIQUIRA and R$ 479.9 million from energy auctions. In addition, R$ 28.9 million was booked as passive CVA.

(ii) a 32.3% decline in “charges for the use of transmission grid”, chiefly due to the effect of CVA and Pasep/Cofins, which reduced the line’s balance by R$ 61.7 million in the 1H08;

(iii) “payroll” expenses of R$ 279.1 million in the first half of 2008, 1.7% above the amount registered in the 1H07. This increase was chiefly due to the 5.5% pay rise applied as of October 2007, offset by the reduction in number of employees and by the voluntary dismissal program, with the dismissal of employees with higher salaries and hiring of employees at the beginning of their careers.

(iv) the pension plan and other benefits line reflects pass-through of costs with the Pró-Saúde program (assistance) and with the pension plan, paid to Fundação COPEL, pursuant to the actuarial criteria established by CVM resolution 371/2000. It is also worth mentioning that in the same period of 2007, the company booked a surplus, as established in the actuarial report;

(v) a 21.8% reduction in the material line versus the 1H07, chiefly due to the decline in the acquisition of material for the electric system, fuel, auto parts, IT equipment and office supplies.

(vi) the “natural gas purchased for resale” line decreased 3% and refers to the natural gas acquired by Compagas to supply to the third-party gas distribution market;

(vii) a 24.5% rise in “third-party services” mainly due to higher grid and electric power system maintenance expenses and postal and telephony services;

(viii) the variation in the “provisions and reversals” was chiefly due to the allowance for doubtful accounts, which stood at R$16.1 million in the first half of 2008, while a reversal of R$ 15.0 million was booked in the same period in the previous year. Also, higher amounts were accrued as provision for contingencies, particularly to cover labor claims, in the amount of R$ 17 million; and

(ix) a 6.4% increase in “other operating expenses” due to an increase in Elejor concession fees – granted by Aneel and gas transport rights.

Breakdown of Operating Costs and Expenses:

							R$ '000
Operating Expenses and Costs	2Q08	1Q08	2Q07	Var.%	1H08	1H07	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchase for resale	330,704	443,499	338,184	(2.2)	774,203	588,128	31.6
Charges for the use of transmission grid	75,834	105,767	155,166	(51.1)	181,601	268,139	(32.3)
Payroll	147,360	131,701	144,422	2.0	279,061	274,477	1.7
Pension plan	18,880	20,405	(33,891)	-	39,285	(11,178)	-
Material	14,285	11,646	15,912	(10.2)	25,931	33,175	(21.8)
Raw material and supplies for gen. of electricity	3,261	5,013	3,142	3.8	8,274	6,400	29.3
Natural gas purchased for resale	32,632	31,791	38,910	(16.1)	64,423	66,418	(3.0)
Third-party services	70,803	61,811	57,218	23.7	132,614	106,476	24.5
Depreciation and amortization	103,503	101,856	105,379	(1.8)	205,359	209,839	(2.1)
Provisions and reversals	32,936	16,787	14,858	121.7	49,723	508	-
Expenses recoverable	(10,706)	(12,186)	(13,841)	(22.7)	(22,892)	(23,910)	(4.3)
Other operating expenses	46,236	50,812	51,826	(10.8)	97,048	91,187	6.4
Total	865,728	968,902	877,285	(1.3)	1,834,630	1,609,659	14.0

EBITDA:

     Earnings before interest, taxes depreciation and amortization – EBITDA reached R$ 1,039.3 million in the 1H08, 2.9% lower than the R$ 1,069.9 million recorded in the 1H07. In the 2Q08 alone, EBITDA stood at R$ 591.7 million.

Financial Result:

     The balance of financial revenues grew by 56.8% year-on-year in the 1H08, totaling R$ 251.6 million. The increase compared to the same period in the previous year is mainly due to the higher variation of the IGP-DI rate. This index adjusts the transfer of CRC to the State of Paraná.

     Financial expenses totaled R$ 165.0 million, down 10.6% year-on-year. This result chiefly due to the discontinuation of the CPMF tax and the decline in debt charges.

      In June 2008, the company booked R$ 30.7 million related to the Term of Commitment of Conduct Adjustment signed with ANEEL to regulate the DEC and FEC indicators. This amount will be fully invested in distribution projects for certain consumer group units to improve these indicators.

Equity Investment:

     The R$ 18.5 million booked under equity investment in the first half of 2008 reflects the income from subsidiaries and associated companies offset by the goodwill amortization of the investments made in Sercomtel, Elejor and COPEL Empreendimentos.

Operating Result:

     In the 1H08, COPEL recorded an operating income of R$ 939.0 million, 11.6% up year-on-year.

Non-operating Income:

     Non-operating income reflects basically the net effect of the removal of assets and rights resulting from fixed assets write-offs.

Net Income:

     In the first half, COPEL’s net income totaled R$ 613.0 million (or R$ 2.24 per share), 16.9% up year-on-year. In the second quarter alone, net income reached R$ 357.5 million.

5. Balance Sheet and Investment Program

Assets:

     On June 30, 2008, COPEL’s assets totaled R$ 12,734.9 million, up by 9.2% year-on-year.

     COPEL`s investment program for the 1H08 is presented in the table below:

		R$ million
	Carried	Scheduled
	1H08	2008

Generation and Transmission	39.0	263.0
Distribution	222.3	487.3
Telecommunications	8.3	42.1
Partnerships	110.0	0.1

TOTAL	379.6	792.5

     Compagas, Elejor and UEG Araucária (whose balance sheet is consolidated with COPEL’s) invested R$ 10.5 million, R$ 1.0 million and R$ 6.9 million, respectively, during the first half of 2008.

     The rise in the shareholding investments was due to the acquisition of a 30% interest in Dominó Holdings, in the amount of R$ 110 million. This acquisition was not included in the investment program approved by the Board of Directors.

Liabilities and Shareholders’ Equity:

     COPEL’s consolidated debt at the end of June 2008 was R$ 1,928.5 million, representing a debt/equity ratio of 24.6% . Excluding Elejor’s and Compagas’ debts, debt/equity ratio would be 19.5% .

     The shareholders’ equity of COPEL came to R$ 7,849.2 million, 13.7% higher than at the end of the same period in 2007, equivalent to R$ 28.68 per share.

Debt Profile:

				R$'000
		Short-term	Long-term	Total
	IBD	17,609	33,054	50,663
Foreign	National Treasury	6,841	60,404	67,245
Currency	Eletrobrás	5	27	32
	Banco do Brasil S/A	3,826	1,854	5,680
	Total	28,281	95,339	123,620

	Eletrobrás - Copel	37,632	257,777	295,409
	Eletrobrás - Elejor	0	106,682	106,682
Domestic	BNDES - Compagas	6,283	15,747	22,030
Currency	Debentures - Copel	162,639	600,000	762,639
	Debentures - Elejor	3,304	269,638	272,942
	Banco do Brasil S/A and other	13,291	331,885	345,176
	Total	223,149	1,581,729	1,804,878
GENERAL TOTAL		251,430	1,677,068	1,928,498

Account for Compensation of Portion A – CVA:

     The account for compensation of Portion A allows distribution companies to offset, between their annual rate reviews, variations in the cost of certain items listed in their concession agreements.

     The CVA variation updated by the SELIC from January to June 2008 is demonstrated in the following table:

Deferred Regulatory Assets and Liabilities – CVA:

					R$ ‘000
	Balance	Deferral	Amortization	Monetary	Balance
	12/31/07			restatement	06/30/08
Assets
Purchased Energy (Itaipu)	46,907	(2,152)	(23,310)	1,777	23,222
Transport of Purchased Energy	285	(74)	(211)	-	-
Use of Transmission Grid Charges	8,148	27,863	-	817	36,828
Energy Development Account – CDE	9,969	(3,435)	(6,428)	461	567
Electric Power Services Fee – ESS	7,826	30,478	(7,484)	413	31,233
Fuel Consumption Account – CCC	13,187	24,977	(1,869)	658	36,953
Proinfa	6,770	3,165	(4,785)	485	5,635
TOTAL	93,092	80,822	(44,087)	4,611	134,438
Liabilities
Energy Purchased for Resale	87,177	26,707	(55,840)	5,080	63,124
CCC	35,856	(1,710)	(36,119)	1,973	-
Use of Transmission Grid Charges	34,175	(2,372)	(32,579)	776	-
Transport of Purchased Energy	1,114	318	(1,059)	143	516
Electric Power Services Fee – ESS	7,444	(7,193)	-	(251)	-
TOTAL	165,766	15,750	(125,597)	7,721	63,640

6. Additional Information

Main Operational and Financial Indicators :

June 30, 2008

Generation
COPEL Geração e Transmissão (GET) power plants	18 (17 hydro and 1 thermal)
Power plants in which COPEL holds interest	06 (04 hydro, 1 thermal e 1 wind power)
Total installed capacity of COPEL GET	4,550 MW
Installed capacity of COPEL's Corporate Partnerships (1)	602 MW
Automated and remote-controlled power plants of COPEL GET	15
Automated and remote-controlled power plants of
COPEL's corporate partnerships	03
Step-up substations of COPEL GET	14 (automated and remote-controlled)

Transmission (above 230kV)
Transmission lines	1,830 km
Number of substations	30 (100% automated)
Installed substation capacity	10.285 MVA

Distribution (until 138 kV)
Distribution nets and lines	179,126 km
Number of substations	342
Number of automated substations	339
Installed capacity in substations	8,876 MVA
Number of localities served	1,118
Number of municipalities served	393
Number of customers	3,455.760
DEC (outage duration per customer, in hours and hundredths of an hour)	5.95
FEC (outage frequency per customer)	5.27 times

Telecommunication
Optical cable – main ring	5,139 km
Self sustained optical cable	5,685 km
Number of cities served	185
Number of customers	541

Administration
Number of employees (wholly-owned subsidiaries)	8,197
Customer per distribution employee	543

Financial
Book Value (per 1,000 shares)	R$ 28.68
EBITDA	R$ 1,039.3 million
Liquidity (Current Ratio)	1.99

(1) proportional to the capital stake.

Average Energy Purchase Tariffs:

				R$/MWh
Tariff	Jun/08	Mar/08	Jun/07	Var. %
	(1)	(2)	(3)	(1 / 3)
Itaipu*	76.05	80.27	89.93	(15.4)
CIEN	-	-	84.54	-
Auction – CCEAR 2005-2012	64.66	63.82	62.29	3.8
Auction – CCEAR 2006-2013	75.72	74.75	72.97	3.8
Auction – CCEAR 2007-2014	85.77	84.37	82.00	4.6
Auction – CCEAR 2007-2014 (A-1)	106.57	104.74	104.75	1.7
Auction – CCEAR 2008-2015	91.00	89.84	-	-
Auction – CCEAR 2008 H30	113.66	112.42	-	-
Auction – CCEAR 2008 T15**	140.67	138.86	-	-

* Furnas transport charge not included
** Auction average price updated by IPCA

Average Retail Tariffs:

				R$/MWh
Tariff	Jun/08	Mar/08	Jun/07	Var. %
	(1)	(2)	(3)	(1 / 3)
	(1)	(2)	(3)	(1 / 3)
Residential	252.27	252.08	256.75	(1.7)
Industrial (Free customers not included)	185.14	176.41	183.57	0.9
Commercial	227.66	220.75	230.54	(1.2)
Rural	149.04	148.74	148.26	0.5
Other	173.15	170.53	175.32	(1.2)
TOTAL	207.57	203.04	209.35	(0.9)
Without ICMS

Average Energy Supply Tariffs:

				R$/MWh
Tariff	Jun/08	Mar/08	Jun/07	Var. %
	(1)	(2)	(3)	(1 / 3)
Auction – CCEAR 2005-2012	65.03	63.96	62.45	4.1
Auction - CCEAR 2006-2013	76.82	75.14	73.68	4.3
Auction - CCEAR 2007-2014	85.36	84.06	81.90	4.2
Auction - CCEAR 2008-2015	90.88	89.15	-	-
Wholesale Concessionaires – State of Paraná	121.65	121.37	123.85	(1.8)

Energy Flow - COPEL Consolidated:

			GWh
	1H08	1H07	Var.%

Own Generation	9,036	9,843	(8.2)
Purchased energy	12,611	11,910	5.9
Itaipu	2,716	2,308	17.7
Auction – CCEAR	6,920	6,380	8.5
Itiquira	453	453	0.0
Dona Francisca	322	320	0.6
MRE/CCEE	1,480	860	72.1
Other	720	1,589	(54.7)
Total Available Power	21,647	21,753	(0.5)
Energy Market	10,555	10,113	4.4
Retail	9,714	9,172	5.9
Concessionaires	247	233	6.0
Free Customers	594	708	(16.1)
Bilateral Agreements	1,763	1,982	(11.0)
Auction – CCEAR	6,124	5,761	6.3
MRE/CCEE	1,677	2,355	(28.8)
Losses and differences	1,528	1,542	(0.9)
Basic network losses	476	493	(3.4)
Distribution losses	991	978	1.3
CG contract allocation	61	71	(14.1)

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG)
Amounts subject to changes after settlement by CCEE

Energy Flow - COPEL Geração:

			GWh
	1H08	1H07	Var.%

Own Generation	9,036	9,843	(8.2)
MRE/ CCEE	1,036	714	45.1
Dona Francisca	322	320	0.6
Other	-	130	(100.0)
Total Available Power	10,394	11,007	(5.6)
Bilateral Agreements	1,763	1,982	(11.0)
CCEAR – Copel Distribuição	609	567	7.4
CCEAR – Other Concessionaires	5,515	5,194	6.2
Free Customers	594	708	(16.1)
MRE/ CCEE	1,677	2,298	(27.0)
Losses and differences	236	258	(8.5)

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG)
Amounts subject to changes after settlement by CCEE

Energy Flow - COPEL Distribuição

			GWh
	1H08	1H07	Var.%

Itaipu	2,716	2,308	17.7
CCEAR – Copel Geração e Transmissão	609	567	7.4
CCEAR – Other Wholesale	6,311	5,813	8.6
CIEN	-	760	(100.0)
CCEE	443	146	203.4
Itiquira	454	453	0.2
Other	720	700	2.9
Purchased Energy	11,253	10,747	4.7
State Demand	9,961	9,406	5.9
Retail	9,714	9,172	5.9
Wholesale	247	234	5.6
CCEE	-	57	(100.0)
Total Sold Energy	9,961	9,463	5.3
Losses and differences	1,292	1,284	0.6
Basic network losses	239	235	1.7
Distribution losses	992	978	1.4
CG contract allocation	61	71	(14.1)

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG)
Amounts subject to changes after settlement by CCEE

Shareholding Structure (as of 06/30/2008):

						Thousand shares
Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%

State of Paraná	85,028	58.6	0	-	14	0.0	85,042	31.1
BNDESPAR	38,299	26.4	0	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	0	-	0	-	1,531	0.6
Free Floating	19,613	13.5	126	31.7	100,831	78.6	120,570	44.1
BOVESPA	14,204	9.8	126	31.7	72,529	56.6	86,859	31.7
NYSE	5,409	3.7	0	-	28,224	22.0	33,633	12.3
LATIBEX	0	0.0	0	-	78	0.1	78	0.0
Other	560	0.4	272	68.3	99	0.1	931	0.3
TOTAL	145,031	100.0	398	100.0	128,226	100.0	273,655	100.0

7. Financial Statements

				$1,000
ASSETS	2Q08	1Q08	2Q07	Var.%
	(1)	(2)	(3)	(1/3)
CURRENT	3,251,020	3,160,301	2,801,174	16.1
Cash in hand	1,587,994	1,505,720	1,109,425	43.1
Customers and distributors	1,058,072	1,099,995	1,130,264	(6.4)
Allowance for doubtfull accounts	(86,426)	(80,492)	(96,228)	(10.2)
Third-parties services	7,806	8,126	9,065	(13.9)
Dividends receivable	3,529	5,783	1,645	114.5
Services in progress	53,155	50,356	42,888	23.9
CRC transferred to State Government	43,353	41,386	36,623	18.4
Taxes and social contributions paid in advance	188,420	232,066	280,882	(32.9)
Account for compensation of "Portion A"	115,208	72,029	84,272	36.7
Other regulatory assets	40,851	17,186	0	-
Bonds and linked deposits	116,419	106,716	113,104	2.9
Material and supplies	55,334	46,799	50,886	8.7
Other receivables	67,305	54,631	38,348	75.5
NON-CURRENT	9,483,842	9,395,137	8,864,468	7.0
Long-term assets	2,050,301	2,002,157	1,823,870	12.4
Customers and distributors	104,082	124,524	131,686	(21.0)
Allowance for doubtfull accounts	(9,739)	(10,103)	0	-
Third-parties services	5,210	7,109	7,036	(26.0)
CRC transferred to State Government	1,273,517	1,224,266	1,156,847	10.1
Taxes and social contributions paid in advance	497,792	472,613	362,993	37.1
Account for compensation of "Portion A"	19,230	16,987	6,969	175.9
Other regulatory assets	12,176	5,729	-	-
Bonds and linked deposits	20,413	22,142	21,625	(5.6)
Judicial Deposits	119,179	130,407	126,516	(5.8)
Other	8,441	8,483	10,198	(17.2)
Investments	449,928	445,863	229,839	95.8
Property, plant and equipment	6,864,588	6,829,317	6,684,889	2.7
Intangible assets	113,962	112,652	112,989	0.9
Deferred	5,063	5,148	12,881	(60.7)
TOTAL	12,734,862	12,555,438	11,665,642	9.2

							R$'000
INCOME STATEMENT	2Q08	1Q08	2Q07	Var.%	1H08	1H07	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues	2,020,800	1,989,579	1,978,479	2.1	4,010,379	3,846,305	4.3
Deductions from operating revenues	(666,830)	(675,021)	(707,498)	(5.7)	(1,341,851)	(1,376,557)	(2.5)
Net operating revenues	1,353,970	1,314,558	1,270,981	6.5	2,668,528	2,469,748	8.0
Operating expenses and costs	(865,728)	(968,902)	(877,285)	(1.3)	(1,834,630)	(1,609,659)	14.0
Electricity purchase for resale	(330,704)	(443,499)	(338,184)	(2.2)	(774,203)	(588,128)	31.6
Charges for the use of transmission grid	(75,834)	(105,767)	(155,166)	(51.1)	(181,601)	(268,139)	(32.3)
Payroll	(147,360)	(131,701)	(144,422)	2.0	(279,061)	(274,477)	1.7
Pension plan	(18,880)	(20,405)	33,891	-	(39,285)	11,178	-
Material	(14,285)	(11,646)	(15,912)	(10.2)	(25,931)	(33,175)	(21.8)
Raw material and supplies for generation of electricity	(3,261)	(5,013)	(3,142)	3.8	(8,274)	(6,400)	29.3
Natural gas purchased for resale and supplies for the gas business	(32,632)	(31,791)	(38,910)	(16.1)	(64,423)	(66,418)	(3.0)
Third-party services	(70,803)	(61,811)	(57,218)	23.7	(132,614)	(106,476)	24.5
Depreciation and amortization	(103,503)	(101,856)	(105,379)	(1.8)	(205,359)	(209,839)	(2.1)
Provisions and reversals	(32,936)	(16,787)	(14,858)	121.7	(49,723)	(508)	-
Expenses recoverable	10,706	12,186	13,841	(22.7)	22,892	23,910	(4.3)
Other operating expenses	(46,236)	(50,812)	(51,826)	(10.8)	(97,048)	(91,187)	6.4
Result of operations	488,242	345,656	393,696	24.0	833,898	860,089	(3.0)
Financial income (expenses)	52,546	34,090	7,843	570.0	86,636	(24,142)	-
Financial income	145,014	106,603	73,714	96.7	251,617	160,450	56.8
Financial expenses	(92,468)	(72,513)	(65,871)	40.4	(164,981)	(184,592)	(10.6)
Equity investment	8,417	10,090	1,457	477.7	18,507	5,627	228.9
Operating income (expenses)	549,205	389,836	402,996	36.3	939,041	841,574	11.6
Non-operating income (expenses)	(3,108)	(860)	(31,937)	(90.3)	(3,968)	(34,467)	(88.5)
Income (loss) before income tax	546,097	388,976	371,059	47.2	935,073	807,107	15.9
Income tax and social contribution	(181,574)	(129,384)	(120,320)	50.9	(310,958)	(271,363)	14.6
Net income (loss) before minority interest	364,523	259,592	250,739	45.4	624,115	535,744	16.5
Minority interest	(7,016)	(4,080)	(9,099)	(22.9)	(11,096)	(11,142)	(0.4)
Net income (loss)	357,507	255,512	241,640	48.0	613,019	524,602	16.9

Earning per share	1.31	0.93	0.88	48.0	2.24	1.92	16.9

EBITDA	591,745	447,512	499,075	18.6	1,039,257	1,069,928	(2.9)

				$1,000
LIABILITIES	2Q08	1Q08	2Q07	Var.%
	(1)	(2)	(3)	(1/3)
CURRENT	1,631,408	1,821,922	1,840,653	(11.4)
Loans and financing	251,430	224,599	272,531	(7.7)
Suppliers	409,361	454,376	391,519	4.6
Taxes and social contributions	344,200	272,053	343,713	0.1
Interest on own capital and dividends	80,267	260,540	83,562	(3.9)
Accrued payroll costs	97,829	136,279	99,096	(1.3)
Post-retirement benefits	17,506	17,655	93,328	(81.2)
Account for compensation of "Portion A"	51,908	104,368	242,213	(78.6)
Other regulatory charges	37,869	45,800	0	-
Customer charges due	36,386	33,561	35,748	1.8
Electric efficiency and development research	194,918	191,211	176,001	10.7
Other payables	109,734	81,480	102,942	6.6
NON-CURRENT	3,015,784	3,010,728	2,704,427	11.5
Long-term liabilities	2,940,790	2,935,734	2,704,427	8.7
Loans and financing	1,677,068	1,689,684	1,818,303	(7.8)
Provision for contingencies	532,382	521,061	203,410	161.7
Suppliers	200,730	195,340	181,605	10.5
Taxes and social contributions	18,195	16,420	181,605	117.8
Post-retirement benefits	200,730	195,340	8,353	6.6
Account for compensation of "Portion A"	18,195	16,420	449,710	9.4
Other regulatory charges	479,438	478,184		-
Other payables	11,732	15,215		- (79.2)
Income (losses) from future periods	14,510	13,095	32,320	-
MINORITY INTEREST	238,474	231,099	219,690	8.6
SHAREHOLDERS' EQUITY	7,849,196	7,491,689	6,900,872	13.7
Capital stock	4,460,000	4,460,000	4,460,000	0.0
Capital reserves	838,340	838,340	817,293	2.6
Income reserves	2,550,856	2,193,349	1,623,579	57.1

TOTAL	12,734,862	12,555,438	11,665,642	9.2

8. Financial Statements - Subsidiaries

				$1,000
ASSETS	GET	DIS	TEL	PAR

Current	881,942	1,427,224	30,582	386,636
Cash in hand	596,609	185,177	15,002	294,008
Customers and distributors	189,951	797,153	-	33,663
Third-parties services, net	-	-	10,615	-
Dividends receivable	-	-	-	3,529
Services in progress	7,816	45,339	-	-
CRC transferred to State Government	-	43,353	-	-
Taxes and social contributions	8,646	78,735	1,015	19,628
Account for compensation of "Portion A"	-	115,208	-	-
Other regulatory assets	-	40,851	-	-
Bonds and linked deposits	60,011	42,773	-	13,198
Other	13,664	31,957	1,139	22,010
Material and supplies	5,245	46,678	2,811	600
NON-CURRENT	3,618,168	3,720,298	198,356	1,776,876
Long-term assets	120,808	1,740,390	16,847	39,001
Customers and distributors	573	93,807	-	22,412
Third-parties services, net	-	-	5,210	-
CRC transferred to State Government	-	1,273,517	-	-
Taxes and social contributions paid in advance	86,596	255,088	11,303	13,727
Judicial Deposits	31,758	61,419	334	1,042
Account for compensation of "Portion A"	-	19,230	-	-
Other regulatory assets	-	12,176	-	-
Bonds and linked deposits	-	20,413	-	-
Other	1,881	4,740	-	1,820
Permanent	3,497,360	1,979,908	181,509	1,737,875
Investments	10,965	2,474	-	399,600
Property, plant and equipment	3,473,135	1,949,886	180,103	1,261,464
Intangible	13,260	27,548	1,406	71,748
Deferred	-	-	-	5,063

TOTAL	4,500,110	5,147,522	228,938	2,163,512
GET: Geração e Transmissão consolidated, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações consolidated

				$1,000
Liabilities	GET	DIS	TEL	PAR

CURRENT	295,797	983,932	10,718	115,862
Loans and financing	51,526	14,544	-	6,283
Debentures	-	-	-	3,304
Suppliers	50,296	354,304	2,298	43,081
Taxes and social contributions	90,327	205,458	2,328	10,170
Dividends recivable	-	-	-	14,520
Accrued payroll costs	24,267	66,387	5,256	1,770
Post-retirement benefits	4,905	11,714	805	73
Account for compensation of "Portion A"	-	51,908	-	-
Other regulatory charges	23,359	14,510	-	-
Customer charges due	3,548	32,838	-	-
Electric efficiency and development research	31,392	159,248	-	4,278
Concession charges - Aneel's consent	-	-	-	31,454
Other	16,177	73,021	31	929
NON-CURRENT	791,240	1,169,694	20,813	480,258
Long term liabilities	790,648	1,169,694	20,813	405,856
Loans and financing	257,662	97,739	-	122,429
Debentures	-	-	-	269,638
Provision for contingencies	156,587	156,676	1,652	3,291
Intercompany receibables	-	567,547	-	-
Suppliers	223,142	-	-	-
Taxes and social contributions	-	9,558	-	8,637
Pension plan and other post-retirement benefits	146,537	311,879	19,161	1,861
Account for compensation of "Portion A"	-	11,732	-	-
Other regulatory charges	-	14,510	-	-
Other	6,720	53	-	-
INCOME (LOSSES) FROM FUTURE PERIODS	592	-	-	74,402
MINORITY INTEREST	1,285	-	-	238,474
SHAREHOLDERS' EQUITY	3,411,788	2,993,896	197,407	1,328,918
Capital stock	2,947,018	2,171,928	194,755	1,165,500
Income reserves	197,424	491,983	-	128,302
Accrued income	267,346	329,985	2,652	35,116

TOTAL	4,500,110	5,147,522	228,938	2,163,512

GET: Geração e Transmissão consolidated, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações consolidated

				R$'000
Income statement	GET	DIS	TEL	PAR

Operating revenues	837,332	3,069,573	52,669	236,872
Electricity sales to final customers	82,036	1,372,698	-	1,262
Electricity sales to distributors	639,218	27,428	-	80,322
Use of transmission plant	107,862	1,636,312	-	-
Telecom revenues	-	-	52,669	-
Piped gas distribution	-	-	-	131,135
Other	8,216	33,135	-	24,153
Deductions from operating revenues	(125,518)	(1,177,541)	(8,825)	(29,967)
Net operating revenues	711,814	1,892,032	43,844	206,905
Operating costs and expenses	(328,102)	(1,486,364)	(39,687)	(152,216)
Electricity purchase for resale	(30,257)	(865,838)	-	(801)
Charges for the use of transmission grid	(78,129)	(137,384)	-	(7,485)
Payroll and pension plan	(66,265)	(191,332)	(12,913)	(5,706)
Pension plan	(6,822)	(30,117)	(1,790)	(512)
Material	(4,968)	(20,100)	(544)	(314)
Raw material and supplies for generation of electricity	(8,291)	-	-	(1,278)
Natural gas purchased for resale and supplies for the gas business	-	-	-	(64,423)
Third-party services	(29,432)	(99,587)	(5,541)	(15,979)
Depreciation and amortization	(64,636)	(97,150)	(14,613)	(28,960)
Provisions (reversal) for contigencies	(2,660)	(35,329)	(2,908)	(65)
Expenses recoverable	9,372	12,854	16	585
Concession charges - Aneel consent	-	-	-	(21,268)
Other expenses	(46,014)	(22,381)	(1,394)	(6,010)
Result of operations	383,712	405,668	4,157	54,689
Financial income (expenses)	21,504	96,632	1,266	(11,831)
Financial income	45,065	175,275	1,290	16,192
Financial expenses	(23,561)	(78,643)	(24)	(28,023)
Equity Investment	-	-	-	18,373
Operating income (expenses)	405,216	502,300	5,423	61,231
Non-operating income (expenses)	(1,064)	(3,059)	103	51
Income (loss) before income tax	404,152	499,241	5,526	61,282
Income tax and Social contribution	(134,433)	(130,557)	(2,831)	(15,510)
Deferred income tax and social contribution	(2,323)	(38,699)	977	440
Minority interest	(50)	-	-	(11,096)
Net income (loss)	267,346	329,985	3,672	35,116

Ebitda	448,348	502,818	18,770	83,649

GET: Geração e Transmissão consolidated, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações consolidated

CONSOLIDATED CASH FLOW	1H08	1H07
Cash flow from operating activities
Net income for the period	613,019	524,602
Adjustments for the reconciliation of net income
for the period with cash flow from operating activities:	87,344	347,333
Provision (reversal) for doubtful accounts	12,994	(15,498)
Depreciation and amortization	205,359	209,839
Unrealized monetary and exchange variations, net	(7,836)	104,305
Equity in the results of subsidiaries and investees	(22,029)	(9,402)
Deferred income tax and social contribution	27,627	(54,777)
Variations in Account for Compensation of "Portion A", net	(146,582)	90,080
Variations in other regulatory assets and liabilities, net	(43,144)	15,619
Contract renegotiation - Cien	0	(62,862)
Provisions under long-term liabilities	33,590	15,325
Write-off of investments	4,364	2,242
Write-off of property, plant, and equipment, net	7,875	37,335
Write-off of intangible and deferred assets, net	324	31
Amortization of goodwill on investments	3,706	3,954
Minority interests	11,096	11,142
Reduction (increase) of assets	200,623	(8,271)
Reduction of liabilities	(161,715)	(457,779)
Net cash generated by operating activities	739,271	405,885
Cash flow from investing activities
Acquisition of controlling interest in Dominó - net of acquired cash	(108,962)	0
Additions to interests in other companies and other investments	(2,968)	(700)
Additions to property, plant, and equipment:	(282,918)	(221,512)
Additions to intangible assets	(1,799)	(1,063)
Additions to deferred assets	(105)	(284)
Customer contributions	29,503	16,093
Disposal of property, plant, and equipment	5,535	30
Net cash used by investing activities	(361,714)	(207,436)
Cash flow from financing activities
Loans and financing obtained	1,463	260,000
Amortization of principal amounts of loans and financing	(26,482)	(25,849)
Amortization of principal amounts of debentures	(133,320)	(633,320)
Dividends and interest on capital paid	(172,095)	(193,859)
Net cash used by financing activities	(330,434)	(593,028)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47,123	(394,579)
Cash and cash equivalents at the beginning of the period	1,540,871	1,504,004
Cash and cash equivalents at the end of the period	1,587,994	1,109,425
Variation in cash and cash equivalents	47,123	(394,579)

First Half of 2008 Results Conference Call

Presentation by Rubens Ghilardi – CEO, Mr. Paulo Roberto Trompczynski – CFO

Date:	Friday, August 15, 2008
Time:	2:00 p.m. (US EST)
Telephone:	(55)(11) 2188-0188
Code: COPEL

The conference call will also be broadcast via the internet at
www.copel.com/ir

Please connect 15 minutes prior to the call.

Investor Relations - COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.